Balaton Power Inc.

Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2
Phone: 604-533-5075	toll free 1(877)559-5988	Fax: 604.533-5065

For Immediate Release

BALATON COMPLETES AIRBORNE GEOPHYSICAL SURVEY AT VOISEY'S BAY WEST PROPERTY, LABRADOR

Langley, B.C., December 1, 2010.  Balaton Power Inc. (the "Company") (OTCBB Symbol BPWRF) is pleased to announce, further to its news release of November 8, 2010, that the helicopter-borne time domain electromagnetic geophysical survey (the "VTEM survey") over the Voisey's Bay West Property, located 40 km southwest of Nain in northern Labrador (the "Property"), has been completed.

The VTEM survey was performed by the Company's contractor, Geotech Ltd. ("Geotech"), using its VTEM time-domain system and was designed to target nickel-copper sulfide deposits on the Property.  Geotech flew approximately 491 line kilometers out of a planned 565 line kilometers (representing approximately 87% of the survey as originally planned), surveying all areas of the Property that were of interest to the Company.  The Company decided to stop the VTEM survey short of the planned 565 line kilometers in order to avoid incurring stand-by time costs due to continued poor weather conditions that limited Geotech's ability to operate. The Company is pleased that Geotech was able to complete the survey and expects the data collected will enable the Company to better assess the potential of the Property.

The Company currently holds the right to enter into an option agreement relating to the Property with JAL Exploration Inc. ("JAL"). For further information on the Property and the Company's agreement with JAL, please see the Company's news release dated July 27, 2010 and its other news releases filed on www.sedar.com.

The disclosure of the scientific and technical information contained in this news release was prepared under the supervision of John P. McGoran, B.Sc. P.Geo., a Qualified Person, as that term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

BALATON POWER INC.

"P.E. Preston"

Paul Preston
Director and Chief Financial Officer

FORWARD LOOKING STATEMENTS: This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date such statements were made. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.